NATIONS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2020 AND ENDING 12/31/2020

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nations Financial Group, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4000 River Ridge Dr. NE

                                    (No. and Street)

Cedar Rapids   **IA**   **52402**

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Scott Bennett 319-393-9541

                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

                    (Name – *if individual, state last, first, middle name*)

9501 W. 171st Street, H-103   **Tinley Park**   **IL**   **60487**

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, R Scott Bennett _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Nations Financial Group, Inc. _____ , as

of December 31, _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Pres.
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nations Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Nations Financial Group, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 26, 2021

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9501 W. 171st Street, H-103 I Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237


NATIONS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS


Cash	$ 2,482,982
Receivable from clearing broker/dealer	208,029
Receivables from registered representatives	52,542
Commission and fees receivable	27,140
Other receivables	3,785
Deposit with clearing broker/dealer	103,450
Other assets	107,051
TOTAL ASSETS	**$ 2,984,979**


LIABILITIES AND SHAREHOLDER'S EQUITY


LIABILITIES

Commissions payable	$ 1,320,410
Accounts payable, trade	80,366
Accrued expenses and other liabilities	375,753
Total Liabilities	$ 1,776,529
SHAREHOLDER'S EQUITY	$ 1,208,450
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,984,979


The accompanying notes are an integral part of this financial statement.


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Nations Financial Group, Inc. (the "Company"), is a securities broker/dealer and registered investment advisor with the Securities and Exchange Commission. The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and has offices located throughout the United States. The Company also uses the name Frontier Investment Services for services provided to individual retail customers.

The Company primarily operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company's remaining business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – The Company reports receivables at gross amounts. The Company's policy is to not accrue interest on accounts receivable. The Company reviews the receivables for collectability on a regular basis. Receivables due from registered representatives are typically collected within 45 days and the majority of these receivables are collected when they are netted against commissions due to the registered representatives. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2020.

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations before the service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less or leases that had no material impact to the Company's financial position.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at various financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Property, Plant and Equipment – The Company has adopted a $5,000 capitalization policy. The equipment is carried at cost and depreciation is computed by the 200% declining balance method over the estimated useful life of five years. The Company had certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

NOTE 2 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has agreements with a broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customers' accounts are therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. The agreement with the Clearing Broker/Dealer provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the Clearing Broker/Dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the Clearing Broker/Dealer.

Receivable from Clearing Broker/Dealer on the Statement of Financial Condition represents amounts due to the Company from its Clearing Broker/Dealer relating to customer securities transactions introduced by the Company.

The Company is required to maintain a $100,000 deposit in an account with the Clearing Broker/Dealer. This amount is included in "Deposit with clearing broker/dealer", on the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $1,039,561 calculated under Rule 15c3-1, which was $921,126 in excess of its required net capital requirement of $118,435. The Company's net capital ratio was 171%.

NOTE 4 - RELATED PARTY TRANSACTION

The Company is a subsidiary of NFGI Holding Corp. (NFGI). The President and CEO of the Company is the majority shareholder of NFGI.

NOTE 5 - COMMITMENTS

The Company is obligated under a lease for office space which expires on July 31, 2021. The remaining minimum lease payments are $43,313. Rent expense for the year ended December 31, 2020 was $80,670.

The Company is obligated under a copier lease which expires in December 2024. The future minimum lease payments annually are $4,608. Rent expense for the year ended December 31, 2020 was $2,826.

The Company is obligated under software licensing agreements which expire in September 2023. The future minimum payments, made in monthly installments, will total $238,449. Annual minimum amounts due are $154,599 in 2021, $46,950 in 2022, and $36,900 in 2023. Software licensing expense was $383,870 for the year ended December 31, 2020.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) plan for all employees who have attained age 21 and completed four months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Code. The Company makes matching contributions in the amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The Company also makes a safe harbor contribution to the 401(k) plan in an amount not less than 3% of each participant's compensation. Total expense related to the 401(k) plan was $103,883 for the year ended December 31, 2020.

The Company sponsors a cash balance pension plan. The plan is a noncontributory defined benefit plan and a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company funds retirement income costs through a trust and complies with the applicable minimum funding requirements specified by ERISA. Participants accrued benefits vest 100% after three years of eligible service and are based on accumulation account balances, which are maintained for each individual. Participants receive an interest rate credit equal to an annualized rate of 4% for the plan year 2020. The Company expensed $276,162 of contributions to the plan for the year ended December 31, 2020.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Advisory fees - Advisory fee revenue represents fees charged to advisors 'clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

Mutual fund and 12b-1 fees – Mutual fund and 12b-1 fee income represents two types of revenue. Sales of investment company shares by advisors are recognized at the point of sale on trade date and are viewed as a single performance obligation by the Company. Trailing 12b-1 fee revenue is recognized over the period when services such as ongoing support are performed.

Commissions and concessions - Commission and concession income represents revenue from the purchases or sales of securities on exchanges and over the counter, in addition to other investment products, by advisors for their clients and variable annuity trails. Commission and concession sales or purchases are recognized at the point of sale on the trade date and are viewed as a single performance obligation. Variable annuity trails are recognized over the period when services, such as ongoing support, are performed.

NOTE 8 - INCOME TAXES

The Company, with the consent of its shareholder, has elected S Corporation status for income tax purposes. In lieu of corporation income taxes, the shareholder separately accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended December 31, 2020, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to examinations by tax authorities for federal, state or local income taxes for periods before 2017.

NATIONS FINANCIAL GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

NOTE 9 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

NOTE 10 - SUBSEQUENT EVENTS

On January 1, 2021, the Company entered into an employee lease agreement whereas, the Company agrees to pay NFGI for all employment costs and benefits associated with the leased employees, plus a 1% service charge. Payments are to be made on a regular basis agreed to by both parties.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.